As filed with the Securities and Exchange Commission on December 7, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

New Mountain Finance Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.75% Convertible Notes due 2023

(Title of Class of Securities)

647551 AC4

(CUSIP Number of Class of Securities)

John R. Kline

New Mountain Finance Corporation

1633 Broadway, 48th Floor

New York, New York 10019

(212) 720-0300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven B. Boehm

Payam Siadatpour

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
☒	Check the box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by New Mountain Finance Corporation, a Delaware corporation (the “Company”), on November 4, 2022 (the “Schedule TO”), relating to the Company’s offer to purchase (the “Tender Offer”) up to $201,250,000 aggregate principal amount of outstanding 5.75% Convertible Notes due 2023 (the “Notes”). The Tender Offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2022 (the “Offer to Purchase”).

This Amendment No.1 is the final amendment to the Schedule TO and reports the results of the Tender Offer.

Except as set forth in this Amendment No. 1, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment No. 1 should be read together with the Schedule TO and the Offer to Purchase, which are expressly incorporated by reference in this Amendment No. 1 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Tender Offer expired at 11:59 P.M., New York City time, on December 6, 2022. As of the expiration of the Tender Offer, $84,434,000 aggregate principal amount of the Notes, representing approximately 41.95% of the outstanding Notes, were validly tendered and not validly withdrawn pursuant to the Tender Offer. The Company has accepted for purchase all Notes that were validly tendered and not validly withdrawn pursuant to the applicable Tender Offer at the expiration of such Tender Offer at the Purchase Price (plus accrued and unpaid interest on such Notes, if any, from the last interest payment date, up to but not including the Settlement Date). Following settlement of the Tender Offer, approximately $116,816,000 aggregate principal amount of the Notes will remain outstanding.

Item 12. Exhibits.

Exhibit	Description

EX-FILING FEES	Calculation of Filing Fees Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

New Mountain Finance Corporation

By:	/s/ John R. Kline
Name: John R. Kline
Title: President

Dated: December 7, 2022